UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Sanchez Production Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

79971C 20 1
(CUSIP Number)

January 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 79971C 20 1

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 555,272*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 555,272*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,272*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON IA

* Consists of Common Units underlying Class A Preferred Units of the Issuer. See Item 2(a).

CUSIP NO. 79971C 20 1

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 555,272*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 555,272*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,272*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON HC

* Consists of Common Units underlying Class A Preferred Units of the Issuer. See Item 2(a).

CUSIP NO. 79971C 20 1

Item 1(a).	Name of Issuer:

Sanchez Production Partners LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Main Street, Suite 3000
Houston, Texas 77002

Item 2(a).	Name of Person Filing:

This statement is filed by Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), in whose name the Issuer’s Class A Preferred Units (the “Preferred Units”) are held.  The Preferred Units held by Raging Master (including PIK Units) will be converted by the Issuer into the Issuer’s Common Units (the “Common Units”) on March 31, 2016.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  Raging Master has delegated to Raging Capital the sole authority to vote and dispose of the securities held by Raging Master pursuant to an Investment Management Agreement, dated November 9, 2012 (the “IMA”).  The IMA may be terminated by any party thereto effective at the close of business on the last day of any fiscal quarter by giving the other party not less than sixty-one days’ written notice.  As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the Common Units underlying the Preferred Units held by Raging Master.  The number of Common Units reported herein that may be deemed to be beneficially owned by the Reporting Persons assumes the Preferred Units (including PIK Units accrued through December 31, 2015) held by Raging Master were converted into Common Units on January 31, 2016.  The number of Common Units reported herein does not include an additional 81,599 Common Units the Reporting Persons believe Raging Master would be entitled to receive pursuant to certain contractual adjustment provisions assuming the Preferred Units (including PIK Units accrued through December 31, 2015) held by Raging Master were converted into Common Units on January 31, 2016.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein.  Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Raging Capital and William C. Martin is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

CUSIP NO. 79971C 20 1

Item 2(c).	Citizenship:

Raging Capital is organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Units

Item 2(e).	CUSIP Number:

79971C 20 1

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/X /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/X/	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on January 31, 2016.

Raging Capital

(a)	Amount beneficially owned:

555,272 Common Units*

CUSIP NO. 79971C 20 1

(b)	Percent of class:

15.4% (based upon 3,048,283 Common Units outstanding, which is the total number of Common Units outstanding as of November 13, 2015 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Common Units

(ii)	Shared power to vote or to direct the vote

555,272 Common Units*

(iii)	Sole power to dispose or to direct the disposition of

0 Common Units

(iv)	Shared power to dispose or to direct the disposition of

555,272 Common Units*
_________________________
* Consists of Common Units underlying Preferred Units.  See Item 2(a).

Mr. Martin

(a)	Amount beneficially owned:

555,272 Common Units*

(b)	Percent of class:

15.4% (based upon 3,048,283 Common Units outstanding, which is the total number of Common Units outstanding as of November 13, 2015 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Common Units

(ii)	Shared power to vote or to direct the vote

555,272 Common Units*

(iii)	Sole power to dispose or to direct the disposition of

0 Common Units

CUSIP NO. 79971C 20 1

(iv)	Shared power to dispose or to direct the disposition of

555,272 Common Units*
_________________________
* Consists of Common Units underlying Preferred Units.  See Item 2(a).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2(a).

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 79971C 20 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016
Raging Capital Management, LLC

	By:	/s/ Allan J. Young
		Name:	Allan J. Young
		Title:	Attorney-in-fact for William C. Martin, Managing Member

/s/ Allan J. Young
Allan J. Young as attorney-in-fact for William C. Martin